MAIL STOP 0511

	March 30, 2005

Gerald J. Shields
President
Trend Technology Corporation
Suite 1020
510 Burrard Street
Vancouver, British Columbia
V6C 3A8 Canada

RE:	Trend Technology Corporation
	Registration Statement on Form 10-SB12G
	File No. 000-50978
	Amendment 1 Filed on February 11, 2005

Dear Mr. Shields:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please amend your letter of January 17, 2005 to include the following acknowledgement, as requested in our letter dated
November
5, 2005: "the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

2. Supplementally, with a view towards disclosure, provide us with a listing of the following information: (1) every public entity with which any principal, or any affiliate of either a principal or the company (specifically including Gerald Tuskey, William Ebert, Gerald
Shields, Leonard MacMillan and Gerry Diakow) has been or is associated with, including but not limited to such principal`s or affiliate`s involvement as a principal, accountant, attorney, consultant, shareholder (if the company was a development stage company when it went public), or promoter; (2) specify for each such entity the nature and extent of the principal`s or affiliate`s involvement; (3) indicate for each such entity whether or not a principal or affiliate of either a principal or the company was in any way involved in an offering of securities by such entity and if so describe in reasonable detail the extent and nature of such involvement; (4) for each such entity whether or not such entity is or was subject to Rule 419 or otherwise qualifies or qualified as a
"blank check" company; (5) for each such entity whether or not such entity was involved in any merger transaction, including but not limited to a "reverse merger" transaction as well as any principal`s or affiliate`s role in such transaction(s); and (6) whether any principal or any affiliate of either a principal or the company has ever acted as a broker or dealer in any transaction, and if so describe such activities. We may have further comment.

3. We note your disclosure on page 8 that "as of the date of the registration statement the company has not entered into negotiations or agreements preliminary or otherwise with respect to any potential acquisitions." Revise your disclosure to indicate whether the company will to enter into a merger or acquisition with a non mining entity.


Business

4. Please revise to provide the disclosure required by Item 101(a) of
Regulation S-B. We note that the company was managed by Keith Ebert, then Gerald Tuskey and finally by Gerald Shields and Leonard MacMillan. Specifically address the ownership of the company since formation.


Plan of Operation, page 9

5. We note your statement that we expect to acquire additional mineral exploration prospects over the next 12 months. Indicate the amount of funds that you will allocate to acquire these additional exploration prospects.

6. We note that your phase two exploration program is scheduled for
completion before the end of June 2005.   As required by Item
303(a)
revise your disclosure to describe your plan of operations for the next twelve months. We may have further comment.


Security Ownership of Certain Beneficial Owners and Management,
page
20

7. Please provide a detailed analysis as to why Mr. Tuskey should not be considered a promoter based on his activities undertaken in connection with the company. We note your disclosure with respect to the dates of Mr. Tuskey`s directorship, the activities carried out by the company during such time, along with your disclosure that Messrs.
Shields and MacMillan may be defined as promoters of the company based on their initiative in organizing and developing the business of the company after they succeeded Mr. Tuskey as directors of the company. We also note your supplemental conclusory statement that Mr. Tuskey is not a promoter as defined under Rule 405 of Regulation
C.

8. Please revise to address the beneficial ownership of Mr. Gerry
Diakow.


Directors, Executive Officers, Promoters and Control Persons, page
21

9. Disclosure of Mr. Shields` directorship with SCS Solar
Computing
Systems Inc. should be placed back into the registration statement.
We also reissue our prior comment 37. Please disclose the beginning date of Mr. Shields` directorship with SCS Solar Computing Systems Inc. and the nature of its business.

10. Please revise to clarify the type of management consulting services provided by Resource Management Associates.

11. Indicate the principal business conducted by Trilogy Minerals, Inc.

12. We note your statement that Leonard MacMillan is the managing director of Resource Management Associates in Vancouver, British Columbia. We also note that you indicate that Leonard MacMillan resides in San Diego, California. Supplementally advise us how MacMillan manages Resource Management Associates in Vancouver, British Columbia when he resides in San Diego, California.


Description of Securities, page 24

13. We note your response to comment 42 and your statement that "our shares ... may be issued only as fully paid and non-assessable shares." Your prior statement that all of the current outstanding common shares are "fully paid and non-assessable" is a legal conclusion that the company is not qualified to make. If you want to make the statement that the common shares are "fully paid and non-assessable" then you must attribute this statement to counsel and file counsel`s consent to be named in this section. Additionally, if you want to retain the statement that your shares may be issued only as fully paid and non-assessable shares then attribute the statement to counsel and file counsel`s consent to be named in the section. Please revise as appropriate.


Part II

Market Price of and Dividends on the Registrant`s Common Equity and
Related Stockholder Matters, page 24

14. Please reconcile the following two statements:
* "None of our issued and outstanding common stock is eligible for sale pursuant to Rule 144 under the Securities Act of 1933." and
* " As of the date of this registration statement, persons who are our affiliates hold 3,055,600 shares that may be sold pursuant to Rule 144 after two years from the date of purchase."

15. Additionally, it appears that the second sentence in your discussion of Rule 144 relates not simply to any person, but to affiliated persons.

16. We reissue our prior comment 44. Please confirm there are no securities authorized for issuance under equity compensation plans.


Recent Sales of Unregistered Securities, page 22

17. We reissue our prior comment 46. Please disclose the facts supporting your reliance upon Rule 506 of Regulation D as an exemption for these transactions, as required by Item 701(d) of Regulation S-B.

18. We note you indicate that the company issued all of its
9,902,300
shares on March 31, 2004. We also note that the company was incorporated on February 16, 2004 and that the company conducted business since March 2003. Supplementally provide us with a legal analysis under Nevada law as to how the company conducted business prior to the company issuing shares on March 31, 2004. We may have further comment.


Financial Statements

19. We note your statement in Note 1 to the financial statements for the period ended December 31, 2004 that the financial statements "should be read in conjunction with the Company`s financial statements for the fiscal period ended March 31, 2004 included in the annual report previously filed on Form 10-KSB." We do not understand your statement given the company has not filed a Form 10-KSB. Revise as appropriate.


Form 10-QSB for the quarter ended December 31, 2004

20. Revise your Form 10-QSB for the comments above as applicable.


Exhibits

21. We note the introductory paragraph in your Section 302 certifications that "[i]n connection with the accompanying Quarterly
Report on Form 10-QSB ... the undersigned, in the capacity and date
indicated below, hereby certifies that...."  Revise both of your certifications to delete your introductory paragraph and provide the
certification as exactly as set forth to include "I, [identify the certifying individual], certify that ...."

Closing Comments

       As appropriate, please amend your registration statement along with your 1934 Act filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Maureen Bauer at (202) 942-1824 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or to David Link, who supervised the review of your filing, at (202) 942-2999.

				Sincerely,



				John Reynolds, Assistant Director
				Office of Emerging Growth Companies

cc: 	Gerald Tuskey, Esq.
	Fax (604) 688-4933
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Trend Technology Corporation
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